

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 12, 2016

Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
801 Louisiana Street, Suite 700
Houston, Texas 77002

      Re: Goodrich Petroleum Corporation
             Preliminary Proxy Statements on Schedule 14A
             Filed January 25, 2016
             File No. 1-12719

Dear Mr. Goodrich:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/H. Roger Schwall

                             H. Roger Schwall
                             Assistant Director
                             Office of Natural Resources